EXHIBIT 99.1

North American Construction Group Ltd. Announces Offering and Pricing of Reopening of $125 Million Senior Unsecured Notes

ACHESON, Alberta, Oct. 07, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG”) (TSX: NOA / NYSE: NOA) announced today that it has entered into an underwriting agreement with a syndicate of underwriters to sell, pursuant to a private placement offering (the “Offering”), an additional $125 million aggregate principal amount of its 7.75% senior unsecured notes due May 1, 2030 (the “Notes”), representing an additional issuance to the $225 million aggregate principal amount of 7.75% senior unsecured notes issued on May 1, 2025 (the “Initial Notes”). The Offering is being led by National Bank Capital Markets, including its U.S. affiliates, ATB Securities Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Canaccord Genuity Corp., and Raymond James Ltd. Following the closing of the Offering, there is expected to be $350 million aggregate principal amount of Initial Notes and Notes outstanding.

The Notes will be issued at a price of 103% of their face value (plus accrued interest from May 1, 2025 to, but excluding, the date of the closing of the Offering), with a yield to worst of 6.778%. The Notes will have identical terms (except for their issuance date, issuance price, and initial interest accrual date) and be fungible (following the expiry of the applicable statutory hold period) with and be part of the same series as the Initial Notes.

NACG intends to use the net proceeds of the Offering to repay indebtedness under its existing credit agreement, and for general corporate purposes.

The Offering is expected to close on or about October 22, 2025, subject to customary closing conditions.

The Notes are being conditionally offered for sale in Canada on a private placement basis pursuant to certain prospectus exemptions. The Notes have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and applicable state securities laws and outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

Forward-Looking Information

The information provided in this release contains forward-looking statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that NACG believes, expects or anticipates will or may occur in the future, including, but not limited to: the anticipated timing for closing of the Offering and the use of proceeds from the Offering of the Notes. The material factors or assumptions used to develop the above forward-looking statements, and the risks and uncertainties to which such forward-looking statements are subject, include, but are not limited to: the closing of the Offering, the anticipated closing date of the Offering and the expected use of proceeds of the Offering, interest rates and market conditions, heavy equipment demand, and credit risks and existing indebtedness. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Although NACG believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and NACG cautions you to not place undue reliance upon forward-looking statements. NACG undertakes no obligation, other than those required by applicable law, to update or revise such forward-looking statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca and on our company website at www.nacg.ca.

For more information, contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca

Source: North American Construction Group Ltd.